Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and to the incorporation by reference therein of our report dated March 1, 2021, except for the impact of the matter discussed in Note 1—Restatement of Previously Issued Financial Statements, as to which the date is April 30, 2021, with respect to the consolidated financial statements of Vertiv Holdings Co included in its Annual Report (Form 10-K/A) for the year ended December 31, 2020, and our report dated March 1, 2021 with respect to the effectiveness of internal control over financial reporting of Vertiv Holdings Co as of December 31, 2020 included in its Annual Report (Form 10-K/A) for the year ending December 31, 2020, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Grandview Heights, Ohio

May 5, 2021